                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             PRE-EFFECTIVE AMENDMENT

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             METALINE CONTACT MINES
    -----------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

                  Idaho                                         91-0779945
---------------------------------------------     ---------------------------------------
(State or other jurisdiction or incorporation      (I.R.S. Employer Identification No.)
             or organization)

  6599 Prichard Creek Rd. Murray ID                               83874
---------------------------------------------     ---------------------------------------
  (Address of principal executive offices)                      (Zip Code)


Issuer's telephone number (208) 682-2217


Securities to be registered pursuant to Section 12(b) of the Act.

         Title of each class                    Name of each exchange on which registered

----------------------------------------        -----------------------------------------

----------------------------------------        -----------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act.

                         Common Stock - $0.05 Par Value
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)



                              __ of ___Total Pages

                             METALINE CONTACT MINES

                              FINANCIAL STATEMENTS
                                  JUNE 30, 2000

















                            WILLIAMS & WEBSTER, P.S.
                          CERTIFIED PUBLIC ACCOUNTANTS
                        BANK OF AMERICA FINANCIAL CENTER
                          601 W. RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201

                             METALINE CONTACT MINES


                                TABLE OF CONTENTS





ACCOUNTANT'S REVIEW REPORT                                                   1


FINANCIAL STATEMENTS

             Balance Sheets                                                  2
             Statements of Operations                                        3
             Statement of Changes in Stockholders' Equity                    4
             Statements of Cash Flows                                        5

NOTES TO FINANCIAL STATEMENTS                                                6

The Board of Directors
Metaline Contact Mines
Murray, Idaho


                           ACCOUNTANT'S REVIEW REPORT


We have reviewed the accompanying balance sheet of Metaline Contact Mines as of June 30, 2000 and the related statements of operations, stockholders' equity and cash flows for the six months and three months ended June 30, 2000 and June 30, 1999, respectively. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures applied to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The financial statements for the year ended December 31, 1999 were audited by us and we expressed an unqualified opinion on them in our report dated March 29, 1999, but we have not performed any auditing procedures since that date.




Williams & Webster, P.S.
Certified Public Accountants
Spokane, WA

August 8, 2000

                             METALINE CONTACT MINES
                                 BALANCE SHEETS


                                                                                 June 30,      December 31,
                                                                                  2000            1999
                                                                               (unaudited)
                                                                               -----------     ------------
ASSETS

       CURRENT ASSETS
             Cash and cash equivalents                                          $ 383,297       $ 321,228
             Federal tax deposit                                                    1,500           1,500
                                                                                ---------       ---------

                                            TOTAL CURRENT ASSETS                  384,797         322,728
                                                                                ---------       ---------

       OTHER ASSETS
             Receivables from related parties                                     109,413         226,768
             Investment in LLC                                                     37,870          38,253
                                                                                ---------       ---------

                                            TOTAL OTHER ASSETS                    147,283         265,021
                                                                                ---------       ---------

       TOTAL ASSETS                                                             $ 532,080       $ 587,749
                                                                                =========       =========



LIABILITIES AND STOCKHOLDERS' EQUITY

       CURRENT LIABILITIES
             Accounts payable                                                   $      --       $  25,876
             Unrealized royalty income                                              3,000              --
                                                                                ---------       ---------

                                            TOTAL CURRENT LIABILITIES               3,000          25,876
                                                                                ---------       ---------

       COMMITMENTS AND CONTINGENCIES                                                   --              --
                                                                                ---------       ---------

       STOCKHOLDERS' EQUITY
             Common stock, $0.05 par value; 20,000,000 shares authorized,
                   14,064,300 and 13,564,300 shares issued and outstanding        703,222         678,222
             Additional paid-in capital                                           302,165         302,165
             Stock options                                                         13,632          13,632
             Accumulated deficit                                                 (489,939)       (432,146)
                                                                                ---------       ---------

                                            TOTAL STOCKHOLDERS' EQUITY            529,080         561,873
                                                                                ---------       ---------


       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $ 532,080       $ 587,749
                                                                                =========       =========


             See accompanying notes and accountant's review report.

                             METALINE CONTACT MINES
                            STATEMENTS OF OPERATIONS


                                                      For the Three Months Ended             For the Six Months Ended
                                                    ------------------------------        ------------------------------
                                                      June 30,          June 30,           June 30,            June 30,
                                                       2000               1999               2000               1999
                                                    (unaudited)        (unaudited)        (unaudited)        (unaudited)
                                                    -----------        -----------        -----------        -----------
REVENUES

          Royalty income                            $      3,000       $          -       $      6,000       $      6,000
                                                    ------------       ------------       ------------       ------------
GENERAL AND ADMINISTRATIVE EXPENSES

          Consulting and management fees                  30,000                285             60,000                285
          Accounting and legal fees                       10,428              4,241             10,711              7,338
          Transfer agent fees                                 76                 20                303                243
          Repairs and maintenance                             --                 --                 --                 --
          Rent                                                --                 --                 --                 --
          Office                                             563                902              1,722              1,850
          Utilities                                            4                 --                  4                 --
          Travel and meals                                 1,513                 --              1,513                 --
          Taxes and licenses                                  59                 59                 59                 59
          Insurance                                           --                 --                 --                 --
                                                    ------------       ------------       ------------       ------------
             Total Expenses                               42,643              5,507             74,312              9,775
                                                    ------------       ------------      -------------       ------------
OPERATING INCOME (LOSS)                                  (39,643)            (5,507)           (68,312)            (3,775)
                                                    ------------       ------------      -------------       ------------

OTHER INCOME

          Interest income                                  3,523                 --              3,523                 --
          Dividend income                                  4,074              4,059              7,378              7,533
          Income (Loss) from investment in LLC              (382)                --               (382)                --
                                                    ------------       ------------      -------------       ------------
            Total Other Income                             7,215              4,059             10,519              7,533
                                                    ------------       ------------      -------------       ------------
INCOME (LOSS) BEFORE TAXES                               (32,428)            (1,448)           (57,793)             3,758

INCOME TAX EXPENSE                                            --                 --                 --                 --
                                                    ------------       ------------      -------------       ------------
NET INCOME (LOSS)                                   $    (32,428)      $     (1,448)      $    (57,793)      $      3,758
                                                    ============       ============      =============       ============

NET INCOME (LOSS) PER COMMON SHARE                  $        nil       $        nil       $        nil       $        nil
                                                    ============       ============      =============       ============
WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING                          13,378,684         12,626,800         13,378,684         12,626,800
                                                    ============       ============      =============       ============


             See accompanying notes and accountant's review report.

                             METALINE CONTACT MINES
                        STATEMENT OF STOCKHOLDERS' EQUITY


                                                      Number of
                                                       Common            Common          Paid-in
                                                     Stock Shares        Stock           Capital
                                                     ------------     -----------       ----------
BALANCE, AT DECEMBER 31, 1997                         12,564,300      $   628,222       $  302,165

            Issuance of stock at September 30,
            1998 in payment of consulting fees at        250,000           12,500               --
            $0.05 per share

            Net income for the year ended
            December 31, 1998                                 --               --               --
                                                      ----------      -----------       ----------
BALANCE, AT DECEMBER 31, 1998                         12,814,300          640,722          302,165

            Issuances of stock for consulting
            fees at $0.05 per share                      750,000           37,500               --

            Stock options granted
            November 16, 1999                                 --               --               --

            Net loss for the year ended                       --               --               --
            December 31, 1999
                                                      ----------      -----------       ----------
BALANCE AT DECEMBER 31, 1999                          13,564,300           678,222         302,165

            Issuances of stock for accounts
            payable at $0.05 per share                   500,000           25,000               --

            Net loss for the period ended                     --               --               --
            June 30, 2000

                                                      ----------      -----------       ----------
BALANCE AT JUNE 30, 2000 (unaudited)                  14,064,300      $   703,222       $  302,165
                                                      ==========      ===========       ==========



                                                                                          Total
                                                     Accumulated          Stock       Stockholders'
                                                        Deficit          Options         Equity
                                                     -----------      -----------     -------------
BALANCE, AT DECEMBER 31, 1997                        $  (790,638)     $        --     $     139,749

            Issuance of stock at September 30,
            1998 in payment of consulting fees at             0                --            12,500
            $0.05 per share

            Net income for the year ended
            December 31, 1998                           429,951                --           429,951
                                                     -----------      -----------     -------------
BALANCE, AT DECEMBER 31, 1998                          (360,687)               --           582,200

            Issuances of stock for consulting
            fees at $0.05 per share                           0                --            37,500

            Stock options granted
            November 16, 1999                                 0            13,632            13,632

            Net loss for the year ended                 (71,459)               --           (71,459)
            December 31, 1999
                                                     -----------      -----------     -------------
BALANCE AT DECEMBER 31, 1999                           (432,146)           13,632           561,873

            Issuances of stock for accounts
            payable at $0.05 per share                        0                --            25,000

            Net loss for the period ended               (57,793)               --           (57,793)
            June 30, 2000

                                                     -----------      -----------     -------------
BALANCE AT JUNE 30, 2000 (unaudited)                 $  (489,939)     $    13,632     $     529,080
                                                     ===========      ===========     =============


             See accompanying notes and accountant's review report.

                             METALINE CONTACT MINES
                             STATEMENTS OF CASH FLOW


                                                                                      For the Six Months Ended
                                                                                     -------------------------
                                                                                      June 30,        June 30,
                                                                                       2000            1999
                                                                                    (unaudited)     (unaudited)
                                                                                     ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
             Net income (loss)                                                       $ (57,793)      $   3,758
             Adjustments to reconcile net income (loss) to net cash
                 provided (used) by operating activities:
             Changes in assets and liabilities:
                         (Increase) decrease in account receivable                     117,356              --
                         (Increase) decrease in investment in LLC                          382              (2)
                         Increase (decrease) in accounts payable                       (25,876)             --
                         Increase (decrease) in unrealized royalty income                3,000
                         Decrease (increase) in other assets                                --            (706)
             Payment of expenses from issuance of stock                                 25,000              --
                                                                                     ---------       ---------
                               Net cash provided (used) by operating activities         62,069           3,050
                                                                                     ---------       ---------
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES                                                 --              --
                                                                                     ---------       ---------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                                                 --              --
                                                                                     ---------       ---------
             Net increase (decrease) in cash and cash equivalents                       62,069           3,050

Cash and cash equivalents beginning of period                                          321,228         407,347
                                                                                     ---------       ---------
Cash and cash equivalents for end of period                                          $ 383,297       $ 410,397
                                                                                     =========       =========


Supplemental cash flow disclosures:

             Income taxes paid                                                       $      --       $      --
             Interest paid                                                           $      --       $      --

NON-CASH TRANSACTIONS

             Stock issued in payment of consulting and other expenses                $  25,000       $      --


             See accompanying notes and accountant's review report.

                             METALINE CONTACT MINES
                        NOTES TO THE FINANCIAL STATEMENTS
                                  JUNE 30, 2000



NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Metaline Contact Mines (hereinafter "Metaline") was incorporated in November of 1928 under the laws of the State of Washington for the purpose of engaging in mining and the buying and selling of ores, metals, and minerals. The Company's fiscal year end is December 31.

The Company was reorganized and recapitalized in 1960 and its articles of incorporation were amended to expand its business purposes to include various additional business activities. Metaline has continued its operations since its formation and has historically acquired land, mineral rights, patented lode mining claims, and timber.

In the last quarter of 1996, Metaline transferred substantially all of its assets to a limited liability company. See Note 3 and Note 8.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Derivative Instruments
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative

                             METALINE CONTACT MINES
                        NOTES TO THE FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative Instruments (continued)
instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

At June 30, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Interim Financial Statements
The interim financial statements as of and for the period ended June 30, 2000 included herein have been prepared for the Company without audit. They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for these periods. All such adjustments are normal recurring adjustments. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year.

Mineral Properties
Costs of acquiring, exploring and developing mineral properties are capitalized by project area. Costs to maintain mineral rights and leases are expensed as incurred. When a property reaches the production state, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves.

Mineral properties are periodically assessed for impairment of value and any losses are charged to operations at the time of impairment.

Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

Financial Accounting Standards
The Company has adopted the fair value accounting rules to record all transactions in equity instruments for goods or services.

Impaired Asset Policy
The Company evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts. The Company does not believe any adjustments are needed to the carrying value of its assets at June 30, 2000.

                             METALINE CONTACT MINES
                        NOTES TO THE FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Compensated Absences
Currently, the Company has no employees; therefore it is impracticable to estimate the amount of compensation for future absences and no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Basic and Diluted Loss Per Share
Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted loss per share was the same, as there were no common stock equivalents outstanding.


NOTE 3 - INVESTMENTS IN LLC

On October 30, 1996, Metaline formed a Delaware limited liability company, Metaline Contact Mines, LLC (hereinafter "The LLC"), and transferred substantially all of its assets (primarily real property surface rights and timber) to The LLC. In the remaining months of 1996, the majority of Metaline's shareholders transferred their stock in Metaline to The LLC in exchange for non-managing member interests in The LLC. The process of conveying stock in exchange for LLC interests was part of a structured transaction which allowed Metaline's primary owners to transfer equity out of a corporation and into another entity, prior to the entity's eventual disposition. At the conclusion of this share exchange, The LLC owned 93 percent of the outstanding stock of Metaline. Both before and after the share exchange, Metaline was the managing member of The LLC. See Note 5 and Note 9.

When Metaline formed the aforementioned LLC (as The LLC's only owner), it transferred assets to The LLC and recorded its investment in The LLC at $674,834, the net book value of the assets transferred. At the end of 1996, when Metaline's former shareholders had acquired 93 percent of The LLC, Metaline recorded a loss of $627,596 to reflect its decreased (from 100 percent to seven percent) investment in The LLC.

In 1998, the majority of the Company's interest in The LLC was expensed in connection with the sale of the majority of The LLC's assets. See Note 5.

In 1999, a net loss in The LLC resulted in a decreased value of the Company's interest to $38,382.

For the six months ended June 30, 2000, an estimated loss in The LLC resulted in a decreased value of the Company's interest to $37,870.

                             METALINE CONTACT MINES
                        NOTES TO THE FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE  4 - MINERAL PROPERTIES

In 1996, Metaline transferred timber and real property surface rights to The LLC (see Note 3) but retained underground mineral rights to the transferred real property and its mining claims, located in Pend Oreille County in Washington State. The timber and real property surface rights were deemed by management to have a value equal to their recorded cost and this cost was transferred to The LLC. The related mineral rights are carried at no cost on Metaline's books.

In 1997, Metaline and The LLC jointly leased certain Pend Oreille County real estate and all of its mineral rights to a major mining company. See Note 6.


NOTE  5 -  RELATED PARTIES

During 1996, $33,055 was advanced to The LLC for operating expenditures. At December 31, 1998, the remaining balance was $24,055. These funds are recorded on Metaline's books as part of a non-current, related party receivable.

During 1998, The LLC sold property for a net gain of $5,958,762. Metaline's share of this gain was $507,858. The Company recorded a non-current, related party receivable of $105,470 for the balance of the distribution which is expected to be received in 2000.

In June 1998, Metaline executed an agreement with Nor-Pac Limited Company wherein, for providing management and consulting services to Metaline, Nor-Pac was entitled to receive 500,000 shares of Metaline common stock in the second half of 1998, 250,000 shares of Metaline common stock quarterly in 1999 and $10,000 per month thereafter commencing on January 1, 2000. In the event that Metaline's common stock becomes publicly trading on NASDAQ or equivalent stock exchange, Nor-Pac shall receive as additional compensation 1,000,000 shares of common stock (if public trading commences in 1999). In September 1998, Metaline issued 250,000 shares of common stock to Nor-Pac and also issued another 250,000 shares in January 1999.

Throughout 1999, two additional stock issuances to Nor-Pac occurred totaling 500,000 shares in payment of consulting fees for the first and second quarter of 1999. Consulting fees for the third and fourth quarter of 1999 have been accrued, and during January 2000, 500,000 shares of common stock were issued in payment of the consulting fees.

On September 20, 1999, the Company's Board of Directors approved a $95,000 loan to Nor-Pac at an annual interest rate of 8.25%. The uncollateralized, short-term instrument was paid in full on June 20, 2000.

For additional information on related parties, see Notes 3, 6 and 9.

                             METALINE CONTACT MINES
                        NOTES TO THE FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE 6 - MINING LEASE WITH PURCHASE OPTION

On September 1, 1997, Metaline and The LLC acting jointly as lessors, executed an agreement with Cominco American Incorporated (hereinafter "Cominco") wherein Cominco received the right to explore, develop, and mine Metaline's underground mineral rights in Pend Oreille County, Washington for a period of twenty years with an option renewal period of the same length. Under this lease agreement, Cominco obligates itself to pay the lessors $3,000 per quarter for the first five years of the lease with ascending quarterly increments at each successive five year interval.

The aforementioned quarterly disbursements are characterized by the lease as "advance royalty payments" which may be fully offset against a three-percent production royalty retained by the lessors.

The lease agreement, while providing that Cominco must expend $125,000 in exploration work within the first five years of the lease, also gives Cominco the option to purchase 200 surface acres of the leased property for fair market value during the lease term.

From the inception of the lease through June 30, 2000, Metaline has received $33,016 in payments from Cominco.


NOTE 7 - INCOME TAXES

The Company has unused operating loss carryforwards that may be applied against future taxable income and that expire as follows:

                  12-31-2018                 $  244,581
                  12-31-2019                 $    52,925

No deferred tax benefit has been reported in the financial statements, as the Company believes there is a significant chance that the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.


NOTE 8 - COMMITMENTS AND CONTINGENCIES

All earnings from The LLC in 1997 and 1996 were attributed by The LLC's principal owners to Metaline. Accordingly, Metaline reported these earnings as its own taxable income (on both Metaline's and The LLC's federal income tax returns) although Metaline retained only a 6.9861 percent interest in The LLC from the end of 1996 to December 31, 1998. For calendar 1998 and subsequent years, Metaline will report only its pro rata share (6.9861%) of taxable income from The LLC, with other LLC members reporting their respective share of LLC taxable income.

The LLC has agreed, in writing, to indemnify Metaline for any prior year income distributions requested by other LLC members. As of June 30, 2000, no cash or property distributions were

                             METALINE CONTACT MINES
                        NOTES TO THE FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

made by the LLC to its members for indemnification purposes. In view of the ownership changes in The LLC, future distributions are expected to be made by The LLC to its members as determined from time to time by Metaline, its managing member. See Note 9 regarding a change in LLC ownership and see Note 5 regarding related party commitment.


NOTE 9 - CHANGE IN LLC OWNERSHIP

On June 1, 1998, Nor-Pac Limited Company purchased control of Metaline from its three principal owners at the time (Bunker Limited Partnership, Hecla Mining Company, and Metaline Mining & Leasing Company) by acquiring these entities' interests in Metaline Contact Mines LLC. See Note 1 and Note 5.


NOTE 10 - STOCK OPTIONS

Metaline adopted a stock option plan on November 16, 1999. Under the plan, the Company may grant options for up to 2,000,000 shares of common stock at an initial exercise price of $0.125. The options may be exercised until November 16, 2009, at which time they expire.

Following is a summary of the status of fixed options outstanding at June 30, 2000:


                                                 Weighted
                                                 Average
                                  Number of      Exercise
                                   Shares        Price
                                  ---------      --------
Outstanding, January 1, 2000      1,000,000      $0.125
   Granted
   Exercised                             --          --
   Forfeited                             --          --
   Expired                               --          --
                                  ---------      ------

Outstanding, June 30, 2000        1,000,000      $0.125
                                  =========      ======

Exercisable, June 30, 2000        1,000,000      $0.125
                                  =========      ======

                                    PART III


ITEM 1.  INDEX TO EXHIBITS.

         None


                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED this the 10th day of August, 2000.     "Registrant"

                                             METALINE CONTACT MINES




                                             By: /s/ JOHN W. BEASLEY
                                                 -------------------------------
                                                 John W. Beasley
                                                 Secretary



ITEM 2. DESCRIPTION OF  EXHIBITS.

        Not Applicable


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